                                                                    EXHIBIT 23.2


            Consent of Independent Registered Public Accounting Firm


The Board of Trust Managers
AmREIT:

We consent to the use of our report dated March 24, 2004 related to the consolidated financial statements and consolidated financial statement schedule of AmREIT and subsidiaries as of and for the year ended December 31, 2003, and our report dated September 14, 2004 related to the historical summary of gross income and direct operating expenses of Cinco Ranch Shopping Center for the period from June 4, 2003 through May 31, 2004 and our report dated September 14, 2004 related to the historical summary of gross income and direct operating expenses of Cinco Ranch Shopping Center for the period from June 4, 2003 through May 31, 2004 all included herein, and to the reference to our firm under the heading "Experts" in the prospectus.



Houston, Texas
October 4, 2004